Exhibit 1

FOR IMMEDIATE RELEASE	24 MARCH 2016

WPP PLC (“WPP”)

Sudler & Hennessey acquires Viscira in the US

WPP announces that its wholly owned operating company, Sudler & Hennessey, a leading global healthcare communications network, has acquired Viscira, LLC [”Viscira”], a leader in digital marketing in the healthcare category.

Viscira’s unaudited revenues were US$17 million as of December 31, 2015. Its clients include 17 of the world’s top 25 pharmaceutical companies comprising over 135 unique brands. Viscira employs over 100 people and is based in San Francisco, with offices New York and London. It was founded in 2007.

Viscira develops interactive, digital marketing programs for clients in the pharmaceutical and life sciences industry, allowing them to connect with their audience in unique, differentiated and immersive ways.

This acquisition continues WPP’s strategy of investing in important disciplines, such as pharmaceutical and healthcare, and markets, such as United States. Sudler & Hennessey is part of WPP’s Branding & Identity, Healthcare and Specialist Communications group (which includes Direct and Digital). Collectively, including associates, the companies in this group generate revenues of around US$6 billion and employ over 80,000 people. In the United States WPP companies (including associates) collectively generate revenues of almost US$7 billion and employ 25,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239